Exhibit 10.1

PRESS RELEASE

Magic Software Reports Record Q4 Revenues: Fifth Consecutive
Quarter of Top Line Growth, Fourth Consecutive Quarter of
Profitability Yield Profit for Full-Year 2007

Significant Gross Margin Improvement

Or Yehuda, Israel, February 28, 2008 – Magic Software Enterprises (NASDAQ: MGIC), a leading provider of business integration, application development and deployment tools, today announced financial results for the fourth quarter and full year ended December 31, 2007.

During the fourth quarter of 2007, the Company sold its wholly owned subsidiary, Advanced Answers on Demand (AAOD), to Fortissimo Capital for the sum of $17 million in cash. As part of the transaction, the Company entered into a three-year license agreement with AAOD to allow AAOD to continue resell Magic’s portfolio of leading products. In accordance with U.S. GAAP (Generally Accepted Accounting Principles), AAOD’s results have been recorded as discontinued operations for all presented periods.

Results for the Fourth Quarter and Full Year 2007
On the basis of U.S. GAAP, which excludes the contribution of AAOD (see above), the Company’s revenues for the fourth quarter were $15.7 million, an increase of 14% compared with $13.8 million in the fourth quarter of 2006, and up 7% compared with $14.7 million in the third quarter of 2007.

Including the contribution of AAOD for all periods, the Company’s pro-forma revenues for the fourth quarter of 2007 were $19.2 million for the fourth quarter of 2007, a 19% increase as compared with $16.2 million in the fourth quarter of 2006, and a 9% increase compared with $17.6 million in the third quarter of 2007.

On the basis of U.S. GAAP, operating income for the fourth quarter of 2007 was $0.2 million, the same as in the third quarter of 2007. In the fourth quarter of 2006, the Company recorded an operating loss of $0.5 million. Net profit for the fourth of 2007 before discontinued operations was $0.3 million, compared to $0.1 million in the third quarter of 2007, and a net loss of $46,000 in the fourth quarter of 2006. Net income from discontinued operations was $9.7 million in the fourth quarter of 2007, of which $9.3 million was a one time capital gain. In the third quarter of 2007, the Company recorded net income from discontinued operations of $0.7 million, and in the fourth quarter of 2006, $76,000. GAAP net profit for the period was $10.0 million, or $0.32 per share compared to $0.8 million, or $0.02 per share, in the third quarter of 2007, and a net profit of $30,000, or $0.00 per share, in the fourth quarter of 2006.

GAAP results include amortization expense as well as non-cash charges taken for the capitalization of intangible assets and stock-based compensation.

Excluding these expenses, non-GAAP operating income for the fourth quarter was $0.3 million, compared with $0.4 million from the third quarter of 2007, and compared to the $0.3 million operating loss recorded in the fourth quarter of 2006. Non-GAAP net profit for the period before discontinued operations was $0.4 million, compared to $0.3 million in the third quarter of 2007, and $0.2 million in the fourth quarter of 2006. Non-GAAP net profit for the period was $10.1 million, or $0.32 per share compared to $0.9 million, or $0.03 per share, in the third quarter of 2007, and $0.2 million, or $0.01 per share, in the fourth quarter of 2006.

Reconciliation between GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables appended to this release.

(In millions of U.S. dollars, except per share data)

U.S. GAAP	Q4 2007	Q4 2006	2007	2006

Revenues	$15.7	$13.8	$58.4	$52.6
Operating income (loss)	0.2	(0.5)	1.3	(6.7)
Net income (loss)	10.0	0.0	12.6	(5.0)
Basic EPS (loss)	$0.32	$0.00	$0.40	$(0.16)

Non-GAAP	Q4 2007	Q4 2006	2007	2006

Revenues	$15.7	$13.8	$58.4	$52.6
Operating income (loss)	0.3	(0.3)	1.5	(6.3)
Net income (loss)	10.1	0.2	12.8	(4.5)
Basic EPS (loss)	$0.32	$0.01	$0.41	$(0.15)

Results for the Full Year
GAAP revenues for the year ended December 31, 2007 were $58.4 million (which excludes $11.6 million from discontinued operations), compared to $52.6 million in the year ended December 31, 2006 (which excludes $8.9 million from discontinued operations). Pro-forma revenues for the year ended December 31, 2007 were $70.0 million, an increase of 14% from the $61.5 million in the year ended December 31, 2006.

On a U.S. GAAP basis, operating income for year 2007 reached $1.3 million compared to an operating loss of $6.7 million in 2006. Net profit for 2007 before discontinued operations was $1.1 million, compared to net loss of $6.3 million in 2006. Net income from discontinued operations was $11.5 million in 2007, including the aforementioned $9.3 million one-time capital gain. In 2006 the Company recorded net income from discontinued operations of $1.3 million. Net profit for 2007 on a GAAP basis was $12.6 million, or $0.40 per share, compared to a net loss of $5.0 million, or $0.16 per share, recorded in 2006. On a non-GAAP basis, operating income for 2007 reached $1.5 million compared to an operating loss of $6.3 million in 2006. Net profit for 2007 on a non-GAAP basis was $12.8 million, or $0.41 per share, compared to a net loss of $4.5 million, or $0.15 per share, recorded in 2006.

Comments of Management
Commenting on the results, Eitan Naor, President and CEO of Magic Software Enterprises, said: “We are pleased to report a strong fourth quarter in line with our plan for returning the Company to consistent growth and profitability. Working systematically, we have reorganized the company in line with our strategic objectives, strengthened and focused our product lines, and enhanced our marketing channels. We are pleased that our revenues from license sales continue to ramp up, a reflection of an increased upgrade rate among our existing customers as well as the growth of our partner activities. Our divestiture of AAOD is an important step that allows us to focus on core businesses while contributing significant capital. In parallel, the effects of our efficiency program have begun to take hold, enabling us to improve our profitability.”

Mr. Naor continued, “In the year ahead, our strategy will focus on the continued build out of our core businesses, and aggressive pursuit of emerging opportunities. We will allocate significant resources to the penetration of high-growth market segments, such as the Software-as-a-Service arena, which brings with it a need for next-generation business integration offerings. Taken as a whole, with excellent products and technologies, a strong and motivated management team and exciting opportunities on the horizon, we believe we are well positioned and are working to achieve our full potential.”

Highlights of the Fourth Quarter

–	Increased license sales

–	Increased OEM sales and activities

–	Increased penetration into leading Enterprise Application ecosystems

–	Growth in number of SAP Business One channel partners

–	Continuing growth of eDeveloper V10 momentum as existing customers upgrade their deployments

–	Initial penetration into Software-as-a-Service market and development of Software-as-a-Service-Enabled Application Platform

Non-GAAP Financial Measures
This release includes non-GAAP basic and diluted earnings per share and other non-GAAP financial measures, including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income. These non-GAAP measures exclude the following items:

–	Amortization of purchased intangible assets;

–	In-process research and development capitalization and;

–	Equity-based compensation expense.

Magic’s management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Magic’s management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development capitalization and equity-based compensation expense. Magic’s management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the company’s financial results.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic’s results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Conference Call
Magic Software’s management will also host a conference call today at 10:30 am EST, 3:30 pm GMT, and 5:30 pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 407 2553
From Canada: 1 866 485 2399
From UK: 0 800 917 9141
From Israel: 1 800 227 297
All others: +972 3 918 0610

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic’s web-site at: www.magicsoftware.com.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contacts
David Zigdon
Chief Financial Officer
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9600
dzigdon@magicsoftware.com

Magic Software Enterprises Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	15,679	13,827	58,428	52,571
Cost of sales	6,612	6,279	27,340	25,167

Gross profit	9,067	7,548	31,088	27,404
Software development costs, net	837	458	2,716	2,462
Selling, general and administrative expenses	8,076	7,385	27,090	29,500
Restructuring expenses	-	167	-	2,153

Total operating expenses	8,913	8,010	29,806	34,115
Operating income (loss)	154	(462)	1,282	(6,711)
Financial income, net	136	218	160	332
Other income, net	95	278	170	278

Income (loss) before taxes	385	34	1,612	(6,101)
Taxes on income	49	39	362	310

	336	(5)	1,250	(6,411)
Minority interest	(17)	(37)	(22)	71
Equity gain (loss)	(35)	(4)	(86)	16

Net income (loss) before discontinued operation	284	(46)	1,142	(6,324)

Net income from discontinued operation	9,733	76	11,465	1,318

Net income (loss) after discontinued
operation	10,017	30	12,607	(5,006)

Basic net earnings (loss) per ordinary share	$0.32	$0.0	$0.40	$(0.16)

Diluted net earnings (loss) per ordinary
share	$0.31	$0.0	$0.39	$(0.16)

Weighted average number of
ordinary shares used in
computing basic net earnings
(loss) per ordinary share	31,520	31,285	31,443	31,184
Weighted average number of
ordinary shares used in
computing diluted net earnings
(loss) per ordinary share	31,993	31,773	32,023	31,184

Magic Software Enterprises Ltd
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended December 31,		Twelfth months ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income (loss)	154	(462)	1,282	(6,711)

Amortization of intangibles	583	1,185	2,761	3,965

Capitalization of software
development	(717)	(1,005)	(3,027)	(3,535)

Stock-based compensation	248	27	434	27

Total adjustments to GAAP	114	207	168	457

Non-GAAP operating income (loss)	268	(255)	1,450	(6,254)

GAAP net income (loss) before discontinued operation	284	(46)	1,142	(6,324)
Total adjustments to GAAP as above	114	207	168	457

Non-GAAP net income (loss) before
discontinued operation	398	161	1,310	(5,867)

GAAP net income (loss)	10,017	30	12,607	(5,006)
Total adjustments to GAAP as above	114	207	168	457

Non-GAAP	10,131	237	12,775	(4,549)

Non-GAAP basic earnings
(loss) per share	$0.32	$0.01	$0.41	$(0.15)

Weighted average number of
ordinary shares used in
computing basic net earnings
(loss) per ordinary share	31,520	31,285	31,443	31,184

Non-GAAP diluted earnings
(loss) per share	$0.32	$0.01	$0.40	$(0.15)

Weighted average number of
ordinary shares used in
computing diluted net earnings
(loss) per ordinary share	31,993	31,773	32,023	31,184

Magic Software Enterprises Ltd
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of December 31, 2007	As of December 31, 2006
	(unaudited)	(unaudited)

ASSETS

Current Assets
Cash and cash equivalents	12,178	6,935
Short term bank deposits	89	69
Marketable securities	4,090	4,649
Trade accounts receivable	12,941	10,797
Other receivables and prepaid expenses	2,010	2,437
Inventory	124	249
Debtors from a subsidiaries sale	16,000	-

Total Current Assets	47,308	24,887

Non-Current Assets
Severance pay fund	1,925	2,176
Long term deposits	472	522
Investment in affiliated companies	127	213
Fixed assets, net	5,758	6,049
Goodwill	15,986	15,693
Other assets, net	10,681	10,270
Assets from discontinued operation	41	11,362

Total Non-Current Assets	34,990	46,285

Total Assets	82,298	71,172

Current Liabilities
Short-term credit from banks	3,621	4,514
Trade accounts payable	2,999	3,053
Accrued expenses and other liabilities	11,483	9,582

Total Current Liabilities	18,103	17,149

Non-Current Liabilities
Long-term loans	132	233
Accrued severance pay	2,316	2,499
Minority interests	0	131
Liabilities from discontinued operation	503	3,516

Total Non-Current Liabilities	2,951	6,379

Shareholders' Equity	61,244	47,644

Total Liabilities and Shareholders' Equity	82,298	71,172